

Mail Stop 4631

March 11, 2010

Ms. Teresa M. Nilsen
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

> **RE: Hennessy Advisors, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 4, 2009**
> **File #0-49872**

Dear Ms. Nilsen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Item 7. Management's Discussion and Analysis, page 25
Overview, page 26

1. In order for a reader to more easily understand the changes in your assets under management, please revise future filings to also include a rollforward of the balances on an annual basis.

Results of Operations, page 27

2. Please revise future filings to include a more specific and comprehensive discussion of the factors impacting your results. Your discussion should include, but not be limited to, addressing the following factors, where practicable:

    *   We note that the overall decline in your revenue during fiscal 2009 is primarily due to a decrease in average assets under management. Please revise to more fully discuss the underlying reasons for changes in your assets under management.
    *   Please revise to quantify your average assets under management for each period presented.
    *   Please describe and quantify any significant changes in the assets under management for your specific funds, the reasons for the changes and the impact the changes had on your results.
    *   We note that your fees vary by fund. Please clarify if your assets under management are concentrated in any particular funds and quantify the impact of these changes on your results.
    *   We note from your disclosure on page six that, under certain circumstances, you are required to waive fees or reimburse fund expenses for your institutional shares funds. Please quantify the impact of this obligation on your results.
    *   We note from your disclosure on page six that you may earn and incentive allocation from your Micro Cap Growth Fund. Please quantify the impact of this fee on your results, if significant.
    *   We note your disclosure on page 20 that you may be required to forego all or a portion of your fees covering your mutual funds. Please provide a more specific and comprehensive discussion regarding the circumstances which would require your to forego your fees and quantify the impact of the arrangement on your results.

3. We note your disclosure on page 28 that changes in your operating expenses were due, in part, to declines in assets held on no transaction fee platforms. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the nature of your no transaction fee platforms, the funds impacted by these terms and why the related assets declined.

4. We note your disclosure on page 29 regarding changes in your income taxes. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding the nature of your permanent differences and the underlying reasons for the change from fiscal 2008 to 2009.

Liquidity and Capital Resources, page 29

5. Please revise future filings to include a discussion regarding how decreases in your assets under management may impact your liquidity.

6. Please revise future filings to include a discussion regarding the material changes in your operating, investing and financing cash flows. Reference Release No. 33-8350.

Critical Accounting Policies, page 30

7. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding your impairment analysis of your management contracts. In this regard, please tell us what consideration you gave to decreases in your revenue and assets under management.

Summary of the Organization, Description of Business and Significant Accounting Policies, page 40

General

8. With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your revenue recognition policy. Please ensure that you include your policy on recognizing incentive income.

(c) Investments, page 40

9. With a view towards future disclosure, please tell us what consideration you gave whether you should consolidate the Hennessy Micro Gap Growth Fund, LLC. Reference ASC 323.

(h) Earnings per Share, 43

10. Please revise future filings to disclose the amount of your anti-dilutive securities. Reference ASC 260-10-50.

Form 10-Q for the quarterly period ended December 31, 2009

Exhibits 31.1 and 31.2

11. Please amend your Form 10-Q to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically, please:

- Include the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4.
- Include paragraph 4.b.regarding the design of your internal control over financial reporting.

Please note that when you amend your Form 10-Q to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph. Also, you only need to include Item 9A(T). Controls and Procedures and Item 15. Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the certifications.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3691.

Sincerely,

John Hartz
Senior Assistant Chief Accountant